May 6, 2019

Bridgette Roman
General Counsel
CCF Holdings LLC
6785 Bobcat Way
Suite 200
Dublin, OH 43016

       Re: CCF Holdings LLC
           Registration Statement on Form S-1
           Filed April 26, 2019
           File No. 333-231069

Dear Ms. Roman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 26, 2019

General

1. We note your response to comment 10 of our letter dated February 28, 2019 that you will complete the information in the Selling Security Holder table prior to seeking effectiveness of the registration statement and note further that you have not yet completed the information. Given the apparent nature and the size of the offering relative to the number of non-affiliate shares outstanding, please provide us an analysis explaining your basis for determining that the offering is eligible to be made pursuant to Rule
       415(a)(1)(i) and why the offering is not an indirect primary offering. In this regard, please advise as to whether the Notes and shares are assignable by the holders, whether the holders are underwriters, and the prospectus delivery requirements for the holders. In
 Bridgette Roman
CCF Holdings LLC
May 6, 2019
Page 2
         responding, please consider the guidance provided in Compliance & Disclosure
         Interpretations, Securities Act Rules, Question 612.09. In addition, revise the prospectus to provide the disclosures required by Item 201 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameBridgette Roman                              Sincerely,
Comapany NameCCF Holdings LLC
                                                               Division of
Corporation Finance
May 6, 2019 Page 2                                             Office of
Financial Services
FirstName LastName